Invest in eZdia, Inc.

Content conversion platform which identifies,
prioritizes, and optimizes eCommerce pages for sales



eZdia revolutionizing how
retailers and brands optimize
their content to increase online
revenue

Trusted by **Walmart** ⁒ **amazon** **Lowe's** ⁢ **Alibaba**.com

eZdia

EZDIA.COM FREMONT CA

Retail | Software | Technology | Ecommerce | Artificial Intelligence

eZdia   ABOUT   UPDATES⁰   REVIEWS⁰   ASK A QUESTION⁰

Why you may want to invest in us...

1 Amazon, Walmart, NewEgg, Lowes, Alibaba make up a few of our 150 customers.

2 US eCommerce sales will be up 32.4% in 2020 reaching $794.50 billion, out of a total of $4.13 trillion globally.

3 We made $3.9M in revenue in 2019 and collectively did $20M+ in revenue since incorporating.

4 Employees bring 100+ years of experience in building eCommerce marketing and technology products.

5 Providing opportunities to thousands of eCommerce content writers and freelancers across the globe.

Why investors ❤ us

WE'VE RAISED $499,500 SINCE OUR FOUNDING



I invested in Ezdia because of their mission to help eCommerce companies profitably scale content for driving growth in online sales. Across the world, people are shifting buying habits. COVID enforced lockdowns have accelerated the eCommerce industry's growth and more businesses are joining the eCommerce business revolution than ever before.

The founder, Deepak is a strong leader with domain expertise and previous operating experience. His passion will help drive the company forward as it rides the eCommerce boom.

I was most impressed by their organic growth so far and the high engagement rates. I believe this could take off to new heights as Ezdia is uniquely positioned to serve the ever growing demand for discoverable organic content to attract, engage and convert online buyers.

read less

Saurabh Agrawal

LEAD INVESTOR INVESTING $25,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Deepak Goyal
CEO
Bootstrapped eZdia from $0 to $4M in just 5 years.
(in)



Rahul Shah
Co Founder and CTO
Filed many patents and published numerous research papers.
(in)



Greg Harris
VP of Content Strategy
Building search optimized content for eCommerce companies







Building search optimized content for eCommerce companies.

SEE MORE

Downloads

eZdia Wefunder.pdf

eZdia is revolutionizing how retailers and brands optimize their content to increase online revenue

eZdia has delivered content to over 20+ million pages. With decades of experience in optimizing and creating eCommerce content, eZdia works with some of the most sophisticated eCommerce companies including Amazon, Walmart, NewEgg, Lowes, Alibaba, and 150 others. eZdia fuels millions of content page experiences for over 150+ brands and retailers across the globe.

amazon · Walmart · McKESSON · Alibaba.com · newegg · LOWE'S · Zappos.com · GNC LIVE WELL · Quill.com

Easiest and most effective platform that will enable businesses to use content as an online growth strategy

eZdia 's Content Conversion Platform (CCP) will be an effective solution for optimizing content that can drive increases in online conversion rates.

eCommerce companies will be able to convert more shoppers into buyers by enhancing content on product pages through the content conversion platform.

Walmart

> "eZdia helps us uncover content problems and quickly optimize it for shopper experience and Search Engines. This is hard to do with our large assortment of products."
>
> ★★★★★
>
> \- Site Analytics and Digital Marketing Lead at Walmart

Retailers and Brands are dramatically underutilizing site content to grow their business

eCommerce content optimization is underutilized as a growth strategy because it is often perceived as difficult to create optimized content for hundreds, and sometimes thousands of pages, while trying to measure whether it delivered results.

94%
of people either abandon a site or just give up if they can't find the information they need.
I search on a different site
66%
I don't buy it
28%
I buy it anyhow
2%
I buy a different product
4%
SALSIFY

eZdia is the only solution that makes it easy and fast for retailers and

eZdia is the only solution that makes it easy and fast for retailers and
brands to optimize their content for conversion

A web-based eCommerce content conversion platform that identifies, prioritizes, and optimizes product pages, through professional content creators, while monitoring and improving content.

eZdia continues to power category and product page content for many eCommerce companies by helping increase acquisition, user engagement, and conversions.



eZdia leverages its huge crowd to help deliver optimized content on time and on budget

In the past 10 years, eZdia has witnessed the emergence and rapid growth of the gig economy. eZdia is capitalizing on the new market paradigm in which customers, employees, and even a growing number of investors care about purpose beyond simple economic gain.

By providing work to freelancers through the content conversion platform, eZdia has helped drive social and community initiatives by providing access to untapped opportunities that were not accessible before.

eCommerce Market is Booming

The ecosystem of eCommerce is changing, and it's changing rapidly. The COVID-19 pandemic has accelerated the shift from offline to online sales. Increasingly companies are increasing their eCommerce investments. eMarketer reported that US eCommerce sales grew 32.4% in 2020 reaching $794.50 billion, out of a total of $4.13 trillion globally.



* Final 2020 optimized pages are projected and are based on current total numbers delivered at the end of Q3 and projected for Q4.

The birth of the Content Conversion Platform

Today eZdia operates around the world in 12 different languages with in-country content teams that have touched millions and millions of pages. Our platform is used by both eZdia freelancers and customers to deliver consistent, scalable, and impactful product and merchandising content.

eZdia has already developed a good portion of the platform including a content creation workflow management system and analytics software.

| 10 | Traffic | Both | Cpc | Increase | 5% | Last 7 days | 24 | Active | 16 Aug 20 | ⋮ |
| 15 | Traffic | Both | Total | Increase | 1% | Yesterday | 34 | Active | 16 Aug 20 | ⋮ |

eZdia has a team with over 100 years of combined eCommerce experience

eZdia was founded by industry veterans who recognized that traditional, one-size-fits-all content, originally designed for web 1.0, are under-serving today's sophisticated online shoppers. Bringing their marketing and technology experience from companies, such as Walmart, Oracle, Cisco, Sun Microsystems, and Brightedge, eZdia has been on a mission to build the best content conversion platform in the market.

Headquartered in Fremont, California, eZdia 's Innovation and Development Centers are located in New Delhi, India.



Quote from lead investor

"I invested in eZdia because of its mission to help eCommerce companies profitably scale content for driving growth in online sales. Across the world, people are shifting buying habits. COVID enforced lockdowns have accelerated the eCommerce industry's growth and more businesses are joining the eCommerce business revolution than ever before.

The founder, Deepak is a strong leader with domain expertise and previous operating experience. His passion will help drive the company forward as it rides the eCommerce boom.

I was most impressed by their organic growth so far and the high engagement rates. I believe this could take off to new heights as eZdia is uniquely positioned to serve the ever-growing demand for discoverable organic content to attract, engage and convert online buyers." - Lead Angel Investor

Investor Q&A

What does your company do? ⌄

COLLAPSE ALL

eCommerce content sits at the heart of every eCommerce site's ability to convince customers to place an order. eZdia develops discoverable organic content designed to attract, engage and convert customers profitably.

Where will your company be in 5 years? ⌄

In 5 years, we hope to be revolutionizing the way eCommerce content is used to convert shoppers into buyers. We hope that eZdia will be the standard for the creation of high-quality conversion content for retailer websites and their marketplace listings. These are future looking projections and are not guaranteed.

Why did you choose this idea? ⌄

After working for the top 10 eCommerce players like Amazon, Walmart, Alibaba, and Staples, we learned that generating content is a big and complex problem. We have the experience to solve the challenge.

How far along are you? What's your biggest obstacle? ⌄

We have been in the market providing these services and have been delivering this technology for the last 8 years. Over the next 6-12 months, we will be completing our self-serve version with some advanced intelligence.

Our greatest obstacle is not having the financial resources to hire and grow the business in order to fully deliver the product.

Who competes with you? What do you understand that they don't? ⌄

Content Analytics, Contently, Syndigo, Stackline, OneSpace, and Salsify are our greatest competitors; They don't understand how eCommerce can help content convert shoppers through historical data and experience.

None of our competitors provide the actual conversion content. Most competitors just provide the analysis. Also, very few competitors focus on the e-Commerce market.

How will you make money? ⌄

Subscription-based SaaS model: 1) Tiered pricing based on the volume of purchase. With this strategy, as more features are purchased, the number of discounts increase, 2) Just-in-time pricing is delivered dynamically at the time of purchase based on the business rules defined.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

1) Similar offerings from larger competitors.

2) More innovative PPC products which dramatically compete on ROI.

3) Content conversion platform not being able to deliver on ROI.

4) Dramatic slowdown in global eCommerce growth due to economic activity.

5) Shifts in browser search technology on how SERP is calculated.

6) Customers not willing to pay for content conversion based on budget.



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